

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail:
Michael G. Laporte
Methes Energies International, Ltd.
4170 Sladeview Cresent, Unit 5
Mississauga, Ontario, Canada, L5L 0A1

> **Re: Methes Energies International, Ltd.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2014**
> **File No. 333-195271**

Dear Mr. Laporte:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reference to units in footnote 1 to the Calculation of Registration Fee Table and in the first paragraph of the legal opinion; however, the units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

Interests of Named Experts and Counsel, page 20

2. Please note that the disclosure required under this section is that counsel provided an opinion upon the validity of the securities being registered, rather than the actual requirements needed within the legal opinion itself. See Item 509(b) of Regulation S-K. Please revise the last clause of the first sentence as appropriate.

<u>Item 17. Undertakings, page 21</u>

    3.   Please revise to include only those undertakings applicable to you and your offering. For instance, the undertakings in paragraphs (4), (7), and (8) do not appear to apply to this offering.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 if you have any other questions.

                    Sincerely,

                    /s/ Jay Ingram

                    Jay Ingram
                    Legal Branch Chief

cc: John C. Hui, Esq. (Via E-mail)
         Morse, Zelnick, Rose & Lander LLP